Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400	Fax: 949/673-4525

September 30, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Justin Kisner, Attorney-Advisor

Washington, D.C. 20549

RE:        First Rate Staffing Corporation

Registration Statement on Form S-1

Amendment No. 3

File No. 333-184910

Dear Mr. Kisner:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendments to the Form S-1 for First Rate Staffing Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated April 19, 2013 (the “Comment Letter”). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

As we have recently responded to several rounds of comments from the Commission involving the Forms 8-K and 10-K, respectively, and we submitted various rounds of amended documents in connection therewith, we have attempted to conform such changes into this version of the Form S-1. We trust that our approach will address many of the issues raised in these comment letters where they are applicable to the instant Form S-1.

General

1. We have considered your response to comment 1 from our letter dated February 11, 2013. We continue to believe that this offering by the selling shareholders is as an indirect primary offering by the company through the selling shareholders whose sales are designed to create a market in the company’s securities given the size of this offering relative to the number of shares outstanding held by non-affiliates, the reasonably short period the selling shareholders have held the shares, and the nominal price paid for the shares. Therefore, please revise to fix the offering price of the shares for the duration of the offering.

Response: We have reviewed the guidance offered by the Commission, including Interpretive Response 612.09 and Rule 415. Although the question involved is “a difficult factual one” in any instance, we believe that in the case here the offering is not made on behalf of the issuer. The Company will receive no proceeds from sales of the Company’s shares by selling shareholders. The selling shareholders are not in the business of underwriting securities and are not acting merely as a conduit for the issuer. Many of the shares being sold were acquired for actual consideration and are now being sold one year after their original issuance to the shareholders. Most of the shareholders have no relation to one another or employment of formal affiliation with the Company.

In the event that our explanation above is not satisfactory, we request the opportunity to discuss this matter with the Staff, since we believe that requiring the Company to fix the offering price of the shares for the duration of the offering would not be sensible once the Company’s common stock is listed on a national securities exchange or is quoted on the OTC Bulletin Board.

The Offering, page 6

2. Please disclose the percentage of currently outstanding shares held by non-affiliates that the number of shares being registered represents.

Response: Please note that all outstanding shares held by non-affiliates are being registered through this offering. The total number of shares being registered exceeds this number (as certain shares of affiliates are also being registered under the offering). We have added an explanatory note and description in this sub-section entitled “The Offering.”

Risk Factors, page 6

The shares being offered by the company may be subject to resale restrictions…, page 12

3. We have considered your response to comment 3 from our letter dated February 11, 2013. The relevant definition in Rule 405 of a “business combination related shell company” is a shell company that is “[f]ormed by an entity that is not a shell company solely for the purpose of completing a business combination transaction (as defined in § 230.165(f)) among one or more entities other than the shell company, none of which is a shell company” (emphasis added). Moosewood Acquisition Corporation was not a “business combination related shell company” because the purpose of the business combination was to complete an acquisition of First Rate California and First Rate Nevada by the shell company, Moosewood Acquisition Corporation rather than to complete an acquisition among First Rate California, First Rate Nevada and Tiber Creek Corporation. Therefore, the registrant is the type of issuer to which Rule 144(i) applies. Moreover, the registrant does not currently meet the conditions of Rule 144(i)(2) because one year has not elapsed from the date the registrant filed current Form 10 information reflecting the registrant’s status as no longer a shell company (i.e., filing current Form 10 information about the registrant reflecting the completion of its acquisition of First Rate California and First Rate Nevada). Please revise your risk factor disclosure regarding the resale restrictions imposed by Rule 144, particularly those in Rule 144(i). Also revise your disclosure under “Shares Eligible for Future Sale” on page 35 to discuss Rule 144(i).

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Response: We have revised the risk factor and applicable disclosure regarding Rule 144 in the Form S-1.

Plan of Distribution, page 15

4. Please disclose in the prospectus the information you provided in response to comment 5 from our letter dated February 11, 2013.

Response: We have included the additional information as disclosure in this sub-section of the Form S-1 entitled “Plan of Distribution.”

The Company, page 26

Relationship with Tiber Creek Corporation, page 26

5. With a view to disclosure, please provide to us supplementally the information we requested in comment 7 from our letter dated February 11, 2013 regarding the registrant’s promoters.

Response: The supplemental information has already been provided and disclosed in the Form 8-K for the events being reported as of November 9, 2012. Such Form 8-K was most recently amended in August 2013 (and the Commission thereafter indicated to us that no additional comments were forthcoming). Please see the sub-section therein entitled “Tiber Creek Background Information.” We do not believe that it is necessary to restate this information about Tiber Creek Corporation in the Form S-1, which is a selling shareholder registration statement for the Company (which is an operating business with substantive revenues, profits/losses, etc).

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Capital Resources, page 32

6. We refer to your statement that to date, the company has not suffered from a liquidity issue and that there are no currently anticipated liquidity issues which would pose a threat to the current business and operations. We note that during 2011 and 2012 you reported a net use of cash flows from operations, borrowed $255,128 from a related party during 2012 and you received a going concern opinion from your auditors about your ability to generate sufficient cash flow from operations and/or obtain additional financing. In this regard, reconcile your statements with those issues mentioned above and revise to provide a complete and understandable picture of your sources of and uses for cash, your ability to meet existing and known or reasonably likely short- and long-term cash requirements including the promissory notes and explain why you have entered into a factoring facility of your accounts receivable.

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Response: We have added disclosure and revised the disclosure in this sub-section “Capital Resources” to address the comments raised by the Commission.

7. We note that you received $255,128 in proceeds from promissory notes with a related party over the course of ten months during 2012. In this regard, please revise to delete the statement that you do not typically require financing from related parties for your operations as it conflicts with your disclosure. Please revise to describe the underlying reasons for each issuance and disclose known trends, events, demands, commitments and uncertainties, particularly where they are reasonably likely to have a current or future material impact on that company.

Response: We have revised the disclosure in this sub-section “Capital Resources” to address the comments raised by the Commission.

Discussion of Year Ended December 31, 2012, page 33

8. We refer to your discussion of operations and note that you attribute the year-over-year decrease in profitability primarily to increased professional fees. We note that operating expenses increased approximately 70% from $469,463 in 2011 to $795,762; however, it appears that the increase in professional fees only accounts for 11% of the total increase and it is not clear how much of the change in operating expenses relates to workers’ compensation and other employee benefits. Please revise to clearly disclose and quantify each material factor that contributed to the change in cost of sales and operating expenses and provide insight into the underlying business drivers or conditions that contributed to these changes.

Response: We have added disclosure and revised the disclosure in this section to address the comments raised by the Commission.

9. You state that “operating fees from insurance” increased 22% from $278,495 in the year ended December 31, 2011 to $338,604 in the year ended December 31, 2012. Revise to clarify the nature of “operating fees from insurance” and if the costs you refer to have been classified costs of revenue or operating expenses.

Response: We have added disclosure and revised the disclosure in this section to address the comments raised by the Commission. Please also note that the Company records the cost of insurance under the cost of revenue line item. The presentation of gross profits includes the workers’ compensation and insurance costs directly attributable to the generation of revenue.

Management, page 34

10. We note your response to and reissue comment 12 from our letter dated February 11, 2013. Revise your disclosure to comply with each requirement under Item 401 of Regulation S-K. You should disclose principal occupations and employment during the past five years including the name and principal business of such employment. For example, we note conflicting disclosure with prior statements in the company’s Form 8-K filed May 22, 2012, where you disclose that Mr. Blake was employed by Easy Staffing Services Company from 2007 to 2009 and was a founding principal of First Rate Staffing Inc. in 2009. Please reconcile these statements to provide full and clear disclosure.

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Response: We have added disclosure and revised the disclosure in this section to address the comments raised by the Commission.

For the Year Ended December 31, 2012 and 2011

Note 2. Basis of Presentation

Revenue Recognition, page 9

11. We note your response to and reissue comment 19 from our letter dated February 11, 2013. Revise your note disclosures to describe the accounting policy relating to your employee guarantee policy and non-billable events.

Response: We have revised the disclosure in this section to address the comments raised by the Commission.

Exhibits

12. We note that you filed several exhibits in response to comment 13 from our letter dated February 11, 2013. Please also file the December 2012 promissory note agreement with Mr. Blake.

Response: We have included additional exhibits with the instant filing of the Form S-1.

We trust that we have responded satisfactorily to the comments previously issued by the Commission regarding the Form S-1. Again, as many of these comments were also issued in similar form with respect to the Forms 8-K and 10-K, respectively, over the past few months, we have substantively already discussed and satisfactorily responded to the major issues raised by the Commission. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates

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